Exhibit 12

AMR CORPORATION
Computation of Ratio of Earnings to Fixed Charges
 (in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2008	2007	2008	2007

Earnings (Loss):
Earnings (Loss) before income taxes	$45	$175	$(1,731)	$573

Add: Total fixed charges (per below)	422	459	1,229	1,398

Less: Interest capitalized	10	2	23	17
Total earnings before income taxes	$457	$632	$(525)	$1,954

Fixed charges:
Interest	$176	$213	$528	$660

Portion of rental expense representative of the interest factor	220	228	639	683

Amortization of debt expense	26	18	62	55
Total fixed charges	$422	$459	$1,229	$1,398

Ratio of earnings to fixed charges	1.08	1.38	-	1.40

Coverage deficiency	$-	$-	$1,754	$-